Exhibit 2.6
DETOUR GOLD CORPORATION
200 Bay Street — Suite 2040
Royal Bank Plaza — North Tower
Toronto, Ontario M5J 2J1
Telephone: (416) 304-0800 Fax: (416) 304-0184
INFORMATION CIRCULAR
(as at April 24, 2008 and in Canadian dollars except where indicated)
This Information Circular is furnished in connection with the solicitation of proxies by the management of Detour Gold Corporation (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on May 29, 2008 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.
In this Information Circular, references to “the Company”, “we” and “our” refer to Detour Gold Corporation. “Common Shares” means common shares in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to stockbrokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.
GENERAL PROXY INFORMATION
Solicitation of Proxies
The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.
Appointment of Proxyholders
The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.
The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or facsimile.
Voting by Proxyholder
The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.
In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for such matter.
Registered Shareholders
Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:
(a)	completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by facsimile within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)	using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)	using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;
in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.
Beneficial Shareholders
If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s stockbroker or an agent of that stockbroker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).
National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian securities administrators requires stockbrokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Stockbrokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients.

If you are a Beneficial Shareholder:
These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.
By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Alternatively, you can request in writing that your stockbroker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.
REVOCATION OF PROXIES
In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:
(a)	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. by facsimile within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or at the address of the registered office of the Company at 200 Bay Street, Suite 2040, Toronto, Ontario, M5J 2J1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.
A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.
INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON
None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the most recently completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as set out herein.

RECORD DATE, VOTING SECURITIES AND
PRINCIPAL HOLDERS OF VOTING SECURITIES
The Board of Directors (the “Board”) of the Company has fixed April 15, 2008 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.
As of the Record Date, there was a total of 40,809,400 Common Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.
To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at the Record Date were:

Name	Number of Shares	Percentage
Pelangio Mines Inc.	20,000,000	49%
VOTES NECESSARY TO PASS RESOLUTIONS
A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein.
ELECTION OF DIRECTORS
The Board the Company presently consists of eight (8) directors, out of a minimum of one and a maximum of ten (10) directors.
The Company’s management proposes to nominate the persons named in the following table for election as directors of the Company to fill such positions. Each director elected will hold office until the conclusion of the next annual general meeting of the Company, or until the director’s successor is duly elected or appointed, unless the director’s office is earlier vacated in accordance with the Company’s Bylaws or the director becomes disqualified to act as a director.
The following information concerning the eight proposed nominees for election as directors includes their principal occupations (for the five preceding years for new director nominees), the period of time during which they have been a director of the Company and the number of Common Shares of the Company beneficially owned by them, directly or indirectly, or over which each exercised control or direction, as at the date of this Information Circular.

Name,
Current Position with
the Company &			Common Shares
Province or State &		Director	Beneficially Owned or
Country of Residence	Present Principal Occupation	since	Controlled(1)
Robert A. Dickinson	Chairman of Amarc Reources Ltd.	August 21,	141,500
Vancouver, British	Co-Chairman of Anooraq Resource Corporation	2006
Columbia, Canada	Chairman of Northern Dynasty Minerals Ltd.
Director

Louis Dionne (2)(3)(4)	Professional Engineer, self-employed mining	September 25,	Nil
Oakville, Ontario, Canada	consultant	2006
Director

Ingrid J. Hibbard	President & CEO of Pelangio Mines Inc.	January 31,	1,000
Milton, Ontario, Canada		2007
Director

J. Michael Kenyon (4)	Self-employed mining consultant	March 11,	15,000
Vancouver, British		2008
Columbia, Canada Director

Philip E. Olson (2)(4)	Chairman & CEO of Titan Uranium Inc.	January 31,	Nil
Saskatoon, Saskatchewan,		2007
Canada Director

Gerald S. Panneton (4)	President & CEO of the Company	July 19,	611,500
Terra Cotta, Ontario,		2006
Canada President, Chief Executive Officer and Director

Ronald W. Thiessen (3)	President & CEO of Amarc Reources Ltd. Director of	July 19,	479,000
Vancouver, British	Anooraq Resources Corporation	2006
Columbia, Canada	Co-Chairman of Continental Minerals Corporation
Chairman and Director	Chairman of Farallon Resources Ltd.
	Chairman of Great Basin Gold Ltd.
	President & CEO of Northern Dynasty Minerals Ltd.
	Chairman of Taseko Mines Ltd.

Judy M. Thomson (2)(3)	Director, Secretary and COO and part owner of	January 31,	24,000
Vancouver, British	Shepa Learning Company, a privately held	2007
Columbia, Canada	company
Director

Notes:

(1)	The information as to Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees.

(2)	Member of the Audit Committee (information regarding the Company’s Audit Committee can be found in the Company’s Annual Information Form dated March 20, 2008 (the “AIF”), a copy of which is filed on SEDAR, under the heading “Item 17 — Audit Committee Information”).

(3)	Member of the Compensation and Corporate Governance and Nominating Committees.

(4)	Member of the Technical Committee.

Information Regarding New Proposed Directors
J. Michael Kenyon
Michael Kenyon is a geologist with more than 35 years experience in the international mining industry. Mr. Kenyon holds a Master of Science degree (Geology) from the University of Alberta. In 1979, he co-founded Cumberland Resources Ltd. and was a director up to its acquisition by Agnico-Eagle Mines Limited in July 2007. He co-founded Canico Resource Corp. in 2002 and was the President and CEO up to its acquisition by Companhia Vale do Rio Doce (CVRD) in December 2005. He was a founding director of Sutton Resources Ltd. and President and CEO from 1983 up to its acquisition by Barrick Gold Corporation in 1999.
Mr. Kenyon is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	March 2008	Present

Cumberland Resources Ltd.	President & CEO, Director	December 1979	July 2007

Canico Resource Corp.	President & CEO, Director	February 2002	December 2005
Cease Trade Orders or Bankruptcies
Except as hereinafter set out, no proposed director of the Company is, as at the date of this Information Circular, or was within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that was:
(i)	subject to an order that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
Except as hereinafter set out, no proposed director:
(i)	is, as at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(ii)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
The foregoing information, not being within the knowledge of the Company, has been furnished by the director mentioned below.
J. Michael Kenyon, one of the Company’s directors, was a director of Crown Resources Corp. (“Crown”) from 1989 to November 2001. Crown was NASDAQ listed and subsequently obtained listing on the Toronto Stock Exchange (the “TSX”). In August 2001, primarily due to an unresolved debenture default, Crown’s price fell below listing requirements and was no longer quoted. Mr. Kenyon resigned in November of that year. In March 2002, Crown filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the District of Colorado. It was reported that the board of directors at the time authorized the filing after failing to resolve the debenture default. In May 2002, it was reported that Crown had secured a court order for reorganization and that it would commence trading on NASDAQ in June 2002. Crown was reportedly acquired by Kinross Gold Corporation in August 2006 in a share exchange.
No director or executive officer of the Company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
EXECUTIVE COMPENSATION
Compensation Summary
The following table discloses the information concerning the Company that must be disclosed pursuant to Form 51-102F6 Statement of Executive Compensation of National Instrument 51-102 Continuous Disclosure Obligations, namely, all annual and long-term compensation for services rendered in all capacities to the Company for its previous three fiscal years, in respect of (i) CEOs, (ii) CFOs and (iii) each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, and whose total salary and bonus in any of those three fiscal years exceeds $150,000 (collectively, the “Named Executive Officers”). The Company was listed on January 31, 2007 and accordingly, information provided is for the 11 month period ended December 31, 2007.

					Long Term Compensation
	Annual Compensation				Awards		Payouts	All
Name and Principal	Year			Other				Other
Position of the	Ended			Annual	Stock	Restricted	LTIP (1)	Compen
Named Executive	December	Salary	Bonus	Compen-	Options	Shares	Payouts	-sation
Officer	31	($)	($)	sation ($)	(#)	($)	($)	($)
CEO:
Gerald S. Panneton (2)	2007	Nil	225,000	180,000	400,000	N/A	N/A	Nil

CFO:
Erik H. Martin (3)	2007	Nil	40,000	37,250	175,000	N/A	N/A	Nil
Jeffrey Mason (4)	2007	Nil	Nil	44,352	100,000	N/A	N/A	Nil

Notes:

(1)	“LTIP” or “long-term incentive plan” means any plan which provides compensation intended to motivate performance over a period greater than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units. The Company does not have an LTIP plan in place.

(2)	Mr. Panneton was appointed President and CEO on July 19, 2006. For 2007, Mr. Panneton provided the services of President and CEO of the Company via an employment agreement with Hunter Dickinson Inc. at an annual compensation rate of $180,000. Mr. Panneton’s compensation includes a $225,000 bonus.

(3)	Mr. Martin became CFO of the Company on November 16, 2007. Other annual compensation includes consulting services rendered prior to his appointment as CFO of $15,875.

(4)	Mr. Mason became CFO of the Company on July 19, 2006 and resigned on November 16, 2007. Mr. Mason has been retained as a consultant and will provide financial advisory services to the Company until the earlier of January 31, 2012 and the date his stock options are exercised or terminated. Mr. Mason’s options will vest in accordance with the original vesting schedule in effect at the original grant date.
Stock Option Grants
The following table discloses the individual grants of stock options to the Named Executive Officers during the year ended December 31, 2007. None of the Named Executive Officers have exercised stock options during the year ended December 31, 2007.

				Market Value of the
		Percentage of		Common Shares
		Total Options		Underlying the Plan
		Granted during	Exercise Price	Options on the Date of
	Securities under	the Financial	($/Common	Grant ($/Common
Name	Options	Year	Share)	Share)	Expiration Date
CEO: Gerald S.	200,000	6.05%	$3.50	$3.50	January 31, 2012
Panneton	200,000	6.05%	$11.50	$11.50	December 24, 2012
CFO: Erik H. Martin	100,000	3.03%	$8.91	$8.91	January 31, 2012
	75,000	2.27%	$11.50	$11.50	December 24, 2012
Jeffrey Mason	100,000	3.03%	$3.50	$3.50	January 31, 2012

Stock Option Exercises
There has not been any exercise of stock options during the last financial year.
Stock Option Repricing
There has not been any downward repricing of stock options during the last financial year.
Termination of Employment, Change in Responsibilities and Employment Contracts
President & Chief Executive Officer
Mr. Panneton provided the services of President and CEO of the Company via an employment agreement with Hunter Dickinson Inc. at an annual compensation rate of $180,000.
Subsequent to year end and effective January 1, 2008, the Company entered into an employment agreement with Mr. Panneton. Under the terms of the agreement, Mr. Panneton is entitled to an annual salary of $350,000. The agreement may be terminated by the Company by providing Mr. Panneton with six months prior written notice, or payment in lieu of such notice equal to six months’ salary. Such notice period or payment in lieu of notice will be increased by one month for each completed year Mr. Panneton is employed with the Company. The agreement may be terminated by Mr. Panneton at any time by providing three months prior written notice. Mr. Panneton may also terminate the agreement if there is a material alteration, reduction or diminution in the duties, responsibilities or status of Mr. Panneton’s position, or if there is a change of control, in which case Mr. Panneton will be entitled to a payment equal to the sum of: i) twenty-four months’ base salary; ii) an amount equal to the bonus payments paid in the immediately preceding fiscal year; and iii) an amount equal to the present value of the group benefits that Mr. Panneton would have enjoyed in the next twenty-four months following such change in control.
Chief Financial Officer
The Company entered into a Management Consulting Agreement with Bractea Enterprises Ltd. (“Bractea”) for the services of Mr. Martin as Chief Financial Officer and Secretary of the Company with an effective date of November 16, 2007. Under the terms of the agreement, Bractea is entitled to a monthly fee of $10,000 for up to 10 business days of services per month. Bractea will receive an additional $1,000 for each additional business day Bractea provides its services. The agreement may be terminated by the Company by providing Bractea with three months prior written notice, or payment in lieu of such notice equal to three times the average amount of fees per month paid to Bractea during the term of the agreement. The agreement may be terminated by Bractea at any time by providing three months prior written notice. Bractea may also terminate the agreement if there is a material alteration, reduction or diminution in the duties, responsibilities or status of Bractea’s position, or if there is a change of control, in which case Bractea will be entitled to a payment equal to 18 times the average amount of fees per month paid to Bractea during the term of the agreement.
In addition to the remuneration payable under the above contracts, bonuses and stock options may be paid or granted in the discretion of the Board.

Report on Executive Compensation
To assist the Board of Directors of the Company in determining the appropriate level of compensation for the directors, CEO, CFO and executive officers, the Board has established a Compensation Committee. This committee has adopted a Compensation Committee charter which is available for viewing at the Company’s website at www.detourgold.com. The charter provides, among other things, that the committee shall assist the Board in carrying out its responsibilities relating to executive and director compensation. The Compensation Committee recommends to the Board what it considers is the appropriate compensation based primarily on a comparison of the remuneration paid by the Company with the remuneration paid by other public companies that the Committee feels are similarly placed within the same business. The Company’s executive compensation program consists of an annual base salary, the grant of stock options and an annual discretionary bonus.
i) Executive Compensation Program
The Company’s executive compensation program is based on a ‘pay-for-performance’ philosophy. The program is designed to encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are intended to be competitive with the base salaries paid by corporations of a comparable size within the mining industry, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of the executives and senior managers with the longer term interests of shareholders. The Compensation Committee may retain independent compensation consultants to assess the Company’s executive compensation relative to the marketplace. In addition, the Compensation Committee sources various surveys on executive compensation, which provide competitive data reflecting comparable knowledge, skills and talents and related compensation levels. The Compensation Committee also collects executive compensation data from public filings of other corporations of similar size within the mining industry. Variables such as asset size, production levels, financial performance and rates of growth influence compensation levels and are analyzed and considered in fixing compensation levels.
Corporate objectives are reviewed annually by the Compensation Committee and recommendations in relation thereto are made to the full Board. The Board of Directors annually reviews the recommendations and establishes the Company’s corporate objectives for the following year (the “Annual Objectives”). In the fourth quarter, management’s level of achievement of the Annual Objectives is reviewed and evaluated by the Compensation Committee. The level of achievement of the Annual Objectives and personal performance are considered by the Compensation Committee while making recommendations with respect to the cash-based annual incentives and may be considered for the long-term incentive of the senior executives, thereby establishing a direct link between senior executive compensation and the Company’s financial and non-financial performance.
Compensation for the Named Executive Officers, as well as for other senior managers, consists of an annual base salary, the grant of stock options and an annual discretionary bonus. As a senior manager’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards bonuses and stock options, thereby increasing the mutuality of interest between senior managers and shareholders.

The shareholders have approved a stock option plan pursuant to which the Board has granted stock options to the Named Executive Officers. The stock option plan allows compensation of participants while providing additional incentive to work toward long term Company performance. The stock option plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as their impact and/or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the Named Executive Officers, the Board takes into account the number of options, if any, previously granted to each Named Executive Officer and the exercise price of any outstanding options.
ii) Base Salary
The Compensation Committee recommends the base salary for the Chief Executive Officer (the “CEO”), the Chief Financial Officer (the “CFO”) and any other executive officers of the Company based on reviews of market data from peer group companies, reviews of externally prepared industry surveys, and public information available on compensation for other corporations of a similar size within the mining industry. The level of base salary for the CEO and CFO is determined by the level of responsibility and the importance of their relative positions to the Company, prior experience, breadth of knowledge and past and expected future performance. The CEO’s and CFO’s base salaries are set at levels which are intended to be competitive with the base salaries paid by corporations of a comparable size within the mining industry, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success. Variables such as asset size, production levels, financial performance and rates of growth influence compensation levels and are analyzed and considered in fixing compensation levels. Base salaries are generally significantly increased only if market compensation practices change substantially or the senior officer assumes material additional responsibilities.
(iii) Performance Bonus
The Company provides for cash performance bonuses to the Named Executive Officers and other executive officers. Performance bonuses are based upon Annual Objectives and individual performance. The level of incentive compensation that an individual can earn through a performance bonus, usually expressed as a percentage of base salary, is determined by level of responsibility and significance of position within the Company. The actual percentage earned is based upon individual and corporate targets and objectives such as building the Company’s asset base, business development, development of mineral reserves and resources, operational performance, increasing investor awareness and recognition, and health, safety and environmental performance. In a given year, the Company’s managers may be paid a higher, lower or zero bonus, depending upon whether targets and objectives have been attained or surpassed.
(iv) Stock Options
The Company’s stock option plan (the “Stock Option Plan”) is administered by the Compensation Committee. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. The Compensation Committee considers stock option grants when reviewing senior officer compensation packages as a whole with respect to the allocation of options under the Company’s Stock Option Plan.
The Compensation Committee determines, after reviewing recommendations of the Chief Executive Officer, the key employees to whom grants are to be made and the terms and conditions of the options forming part of such grants. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position to the Company.
The number of stock options which may be issued under the Company’s Stock Option Plan in the aggregate and in respect of any fiscal year is limited by the terms of the Stock Option Plan and cannot be increased without shareholder approval. The expiry date for options granted under the Stock Option Plan can be any time up to 10 years from the effective date of the grant. New options granted under the Stock Option Plan currently have a maximum five year term, are exercisable at the market price (being the 5 day Volume Weighted Average Price according to TSX policies) of the Company’s Common Shares prior to the date of grant. All options granted under the Stock Options Plan currently vest over three years; 30% after 12 months, 30% after 24 months and 40% after 36 months, but discretion may be used by the Compensation Committee on future vesting provisions. In general, to be eligible to receive stock options, individuals must be a director, an officer, an employee or a consultant engaged by the Company.
Please refer to “Stock Option Grants”, under Executive Compensation above, for information concerning options granted to the Named Executive Officers during the most recently completed financial year.
(v) Chief Executive Officer Compensation
The compensation of the Chief Executive Officer of the Company (the “CEO”) consists of an annual base salary, incentive stock options and a discretionary bonus related to corporate performance, all of which are determined in the manner described in the above discussion of compensation for all senior managers.
The base salary of the CEO for 2007 was established in accordance with the range of compensation for CEO’s of comparable companies taking into account his time dedicated to the Company. The comparable companies are natural resource companies involved in the acquisition, exploration, financing, and development of mineral properties (the “Peer Group”). Effective as of January 1, 2008, the CEO annual salary has been increased to $350,000 as all his time is now devoted to managing the Company’s affairs. In 2007, the CEO received a bonus of $225,000 which represented 125% of the CEO’s base salary. The CEO’s annual salary together with performance bonus is targeted at the upper end of the applicable Peer Group.
In determining the CEO’s compensation, the Compensation Committee met in camera (without management present) in the fourth quarter of 2007 to review trends in comparative executive compensation data for similarly sized companies within the mining industry and measure the Company’s performance for the year in relation to its Peer Group. The Compensation Committee also considered factors such as the CEO’s responsibilities and contribution to business performance and his leadership in connection with the success and continued pursuit of the Company’s growth strategy.
The CEO’s principal responsibilities include establishing and monitoring long-term strategic corporate objectives, supervising the Company’s exploration and development activities and selecting and appointing senior officers of the Company. Following its review, the Compensation Committee concluded that the base salary of the CEO was significantly lower than the base salaries of other Chief Executive Officers of similarly sized companies within the mining industry and Peer Group companies and that, in order to remain competitive with market compensation practices, the Compensation Committee recommended an increase in the CEO’s annual base salary for the fiscal year 2008. In addition, the Compensation Committee concluded that the CEO had been successful in achieving and surpassed most of the Company’s 2007 Annual Objectives set by the Board and recommended that the CEO’s performance bonus be set at 125% of his base salary for 2007.
Following its own review, the Board subsequently approved the Compensation Committee’s recommendations to increase the CEO’s annual base salary to $350,000 for the fiscal year 2008.
(vi) Other Compensation
Certain officers of the Company have entered into employment agreements with the Company, which specify the minimum level of annual base salary to be paid to such officers, as well as other terms of employment. (See “Termination of Employment, Change in Responsibilities and Employment Contracts” above for further information.)
Officers of the Company are also entitled to receive all other benefits that are available to employees of the Company generally.
Performance Graph
The following graph compares the yearly percentage change in the Company’s cumulative total shareholder return on its Common Shares with the cumulative total shareholder return of the Standards & Poors/TSX Composite Index on January 31, 2007, the date upon which Detour Gold’s Common Shares started to be listed and posted for trading on the TSX, and on December 31, 2007. For comparison purposes it is assumed that $100 had been invested in the Company’s Common Shares and in such index on January 31, 2007.

	January 31, 2007 (IPO)	December 31, 2007

Company’s Common	$100.00	$347.43
Share Price	$(3.50)	$(12.16)

S&P-TSX Composite	$100.00	$106.13
Index	$(13,034.12)	$(13,833.06)

The values shown in parentheses are the Company’s closing share price and the value of such index, respectively, on the dates indicated

Compensation of Directors
The Company remunerates its directors for their services in their capacities as directors as follows. The Chair of the Board of the Company does not receive any fee for acting as its chair, however, each independent director receives an annual fee of $15,000 for acting as a director of the Company. Independent directors serving on committees of the Board are also entitled to receive the following fees:
(a)	the Chair of the Audit Committee of the Board is entitled to receive an annual fee of $5,000 and each member of the committee is entitled to receive an annual fee of $3,000;

(b)	the Chair of the Compensation Committee of the Board is entitled to receive an annual fee of $5,000 and each member of the committee is entitled to receive an annual fee of $3,000;

(c)	the Chair of the Corporate Governance and Nominating Committee of the Board is entitled to receive an annual fee of $5,000 and each member of the committee is entitled to receive an annual fee of $3,000; and.

(d)	the Chair of the Technical Committee of the Board is entitled to receive an annual fee of $5,000 and each member of the committee is entitled to receive an annual fee of $3,000.
In addition, the Board separately remunerates any director undertaking additional services as a director on behalf of the Company. Mr. Dionne received an additional $100,000 in director fees in 2007 for his special contribution in helping the Company achieve certain milestones, and for 2008, Mr. Dionne is entitled to annual director fees of $120,000. Mr. Kenyon was appointed director on March 11, 2008 and for 2008, Mr. Kenyon is entitled to annual director fees of $48,000.
Directors who are executive officers of the Company or who are not otherwise “independent” for the purposes of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) do not receive any compensation for serving as directors or for serving on any committees of directors other than options.
Directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board.
Other Remuneration
During the last financial year there was no other remuneration paid or payable, directly or indirectly, by the Company pursuant to any existing plan or arrangement to its directors and two highest paid executive officers that earned more than $150,000 per year in the last financial year.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLAN
Equity Compensation Plan Information

Number of
Common Shares
	Number of Common		Remaining
	Shares to be Issued	Weighted Average	Available for
	Upon Exercise of	Exercise Price of	Future Issuance
	Outstanding Stock	Outstanding	Under the Equity
Plan Category	Options	Options	Compensation Plan
Equity Compensation Plan Approved by Shareholders — Stock Option Plan	3,157,100	$7.95	923,840
Equity Compensation Plan Not Approved by Shareholders	Nil	Nil	Nil
Total	3,157,100	$7.95	923,840
Stock Option Plan
The Board of the Company has established an incentive stock option plan (the “Plan”) in accordance with the policies of the TSX. The purpose of the plan is to advance the interests of the Company and its shareholders by attracting, retaining and motivating the performance of selected directors, officers, employees or consultants of the Company and to encourage and enable such persons to acquire and retain a proprietary interest in the Company through ownership of Common Shares. The Plan provides that the aggregate number of securities reserved for issuance under the Plan is 10% of the Company’s issued and outstanding Common Shares, from time to time. The number of Common Shares issuable to insiders at any time pursuant to the Plan, when combined with all of the Company’s other share compensation arrangements (as defined in the Plan), may not exceed 10% of the issued and outstanding Common Shares. The number of Common Shares issued to insiders within any one year period pursuant to the Plan, when combined with all of the Company’s other share compensation arrangements, may not exceed 10% of the outstanding Common Shares.
The exercise price of options is set by the Board at the time such options are allocated under the Plan, and cannot be less than the 5-day volume weighted average trading price of the Common Shares as calculated pursuant to the rules of the TSX Company Manual, as calculated on the day before the grant of the options. Pursuant to the Plan, options granted under the Plan can be exercisable for a maximum of ten (10) years from the day they are granted.
Vesting of options is at the discretion of the Board, and will generally be subject to (i) the optionee remaining employed by or continuing to provide services to the Company or any of its subsidiaries and affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period, or (ii) the optionee remaining as a director of the Company or any of its subsidiaries or affiliates during the vesting period. In the event of an occurrence of a change of control (as defined in the Plan), options which are subject to vesting provisions will be deemed to have immediately vested and become exercisable upon the occurrence of the change of control.

No options may be exercised after an optionee has left the employ/office or has been advised his services are no longer required or his service contract has expired, except as provided for in this paragraph. In the case of the death of an optionee, any vested option held by him at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option. Subject to the other provisions outlined in this paragraph, vested options will expire 90 days after the date an optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and all unvested options will immediately terminate without right to exercise same. In the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, options granted which are subject to a vesting provision will be deemed to have vested on the date of Meeting upon which the director is not re-elected. If an optionee is dismissed from employment or service for cause, such optionee’s options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same.
Stock options granted under the Plan are not assignable or transferable and must be exercised by the optionee, other than in the case of the death of the optionee as described above.
The Plan provides that the Board may amend the Plan without the approval of the shareholders, provided however, that the shareholders of the Company must approve any amendment to the Plan which increases the fixed maximum percentage of Common Shares issuable pursuant to the Plan. The Plan also provides that disinterested shareholder approval will be required to amend the Plan or an option which (i) reduces the exercise price of an option held by an insider; (ii) extends the term of an option held by an insider; (iii) permits Common Shares being issuable to insiders under the Plan, when combined with all of the Company’s other share compensation arrangements, to exceed 10% of the outstanding Common Shares; or (iv) permits Common Shares being issuable to insiders within any one year period under the Plan, when combined with all of the Company’s other share compensation arrangements, to exceed 10% of the outstanding Common Shares. Accordingly, for example, the Board may amend the terms of the Plan concerning vesting terms, assignability of options, and the term and exercise price of options held by non-insiders.
As at April 24, 2008, there were 3,157,100 options outstanding, representing 7.7% of the outstanding Common Shares. All options expire on a date not later than five years after the date of grant of such option and generally vest over 3 years; 30% after 12 months, 30% after 24 months and 40% after 36 months. As at April 24, 2008, 309,400 options were exercised into common shares representing 1.5% of the outstanding Common Shares.
The Company has no other equity compensation plan.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company since the commencement of the Company’s most recently completed financial year, or has any interest in any material transaction in the current year other than as set out herein.
Hunter Dickinson Inc. (“HDI”) is a private company and HDI has certain directors in common with the Company. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to a services agreement. During 2007, certain of the Company’s senior management were employed by HDI rather than by the Company directly.
OTHER INFORMATION
Directors’ and Officers’ Liability Insurance
The Company maintains liability insurance for its directors and officers acting in their respective capacities. The annual premium payable by the Company in respect of such insurance is $31,300 and the total amount of insurance purchased for the directors and officers as a group is $10,000,000, subject to a deductible amount of $50,000 for each loss. The policy contains standard industry exclusions and no claims have been made thereunder to date.
APPOINTMENT OF AUDITOR
McGovern, Hurley, Cunningham, LLP Chartered Accountants, located at 2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, will be nominated at the Meeting for reappointment as auditor of the Company at remuneration to be fixed by the directors. McGovern Hurley, Cunningham, LLP was first appointed auditor of the Company on September 12, 2006.
CORPORATE GOVERNANCE
General
The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s required annual disclosure of its corporate governance practices and policies.
1. Board of Directors
The Board is comprised of eight directors. Four of the directors, Louis Dionne, Philip Olson, Michael Kenyon and Judy Thomson, are independent for the purposes of MI 52-110. The Board’s other four directors, Gerald Panneton, Ingrid Hibbard, Ron Thiessen and Robert Dickinson, are not independent. Mr. Panneton is not independent as he holds the position of President and CEO of the Company. Ms. Hibbard is not independent as she is President and CEO of Pelangio Mines Ltd., an entity that holds 49% of the Common Shares of the Company. Messrs. Thiessen and Dickinson are not independent due to the existence of a material relationship with the Company as they are both directors of HDI.

A majority of the Board is not independent. However, the Board believes that the nature of its resource exploration operations are such that independent judgment may still be exercised notwithstanding that some of directors are not independent for the purpose of MI 52-110. The Board facilitates its exercise of independent judgement in carrying out its responsibilities in a number of ways, including holding meetings of independent directors at which members of management or non-independent directors are not in attendance. During the last completed financial year, no such meetings were held. Furthermore, the Board will retain independent consultants where it deems necessary.
The names of all other reporting issuers on which directors of the Company serve as a director can be found in the Company’s AIF, under the heading “Item 9.1 — Director and Officer Information”.
The Chairman of the Board is not independent. Currently, the Board is satisfied that it exercises its responsibilities for independent oversight of management. The ability to establish ad hoc committees comprised solely of independent directors provides the Board with the ability to meet independently of management and the non-independent Chairman whenever deemed necessary or appropriate and the chair of each such ad hoc committee provides the leadership for such committee and the independent directors.
The Board held five meetings during the most recently completed financial year. All members have attended the five meetings with the exception of Robert A. Dickinson and Ingrid J. Hibbard who attended four meetings.
2. Board Mandate
The Board does not have a written mandate. The responsibilities of the directors and the roles of the Board of the Company are set out in the Company’s corporate governance policies and procedures manual, a copy of which is available for review on the Company’s website at www.detourgold.com.
3. Position Descriptions
The Board is currently of the view that the respective corporate governance role of the Board, its committees, and management, as represented by the Chair of the Board and the chairs of its committees and the CEO, are clear and that the limits to the responsibility and authority of the respective Chairs and the CEO are reasonably well understood and therefore the Board has not developed written position descriptions for the respective Chairs or the CEO. The Board is specifically responsible for approving the Company’s strategic plan and monitoring performance against the plan. The Board’s approval is also required for all material contracts and business transactions and all debt and equity financing proposals.
4. Orientation and Continuing Education
When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors. Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business. To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with suggestions to undertake continuing director education, the cost of which will be borne by the Company.

5. Ethical Business Conduct
The Board has developed a Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees and consultants. It is currently being amended and will be available on the Company’s website at www.detourgold.com. Monitoring of violations of the Code and other policies or directives of the Company, will occur through the reporting of complaints and concerns using the reporting methods provided for in the Company’s Code and whistleblower polices, once finalized.
The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company and ensure that directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.
6. Nomination of Directors
The Board has a corporate governance and nominating committee (the “Nominating Committee”) whose mandate is to consider the size and composition of the Board each year and to recommend to the Board the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. This Nominating Committee has adopted a Nominating Committee charter which is currently being amended. The charter provides, among other things, that the committee shall assist the Board in carrying out its responsibilities relating to stewardship and governance. The charter is included in the Company’s corporate governance policies and procedures manual. A majority of the Nominating Committee members are independent. While the Nominating Committee is not entirely composed of independent directors, a majority of the Nominating Committee is independent and the Board feels that this majority of independent directors, with their skill-sets and experience, give the Nomination Committee the necessary balance to ensure that the nomination process is objective.
7. Compensation
The Board determines the compensation for the Chief Executive Officer, Chief Financial Officer and independent directors, based upon the recommendation of the compensation committee (the “Compensation Committee”). The Compensation Committee has adopted a Compensation Committee charter. The charter provides, among other things, that the Compensation Committee shall assist the Board in carrying out its responsibilities relating to executive and director compensation. The charter is included in the Company’s corporate governance policies and procedures manual. A majority of the members is independent. While the Compensation Committee is not entirely composed of independent directors, a majority of the Compensation Committee is independent and the Board feels that this majority of independent directors, with their skill-sets and experience, give the Compensation Committee the necessary balance to ensure that the process for determining compensation is objective. During the most recently completed financial year, the Company did not retain the services of a consultant to assist in determination of compensation.

8. Audit Committee
The members of Company’s audit committee (“Audit Committee”) are: Louis Dionne, Philip Olson and Judy Thomson. All of the members of the Audit Committee are independent and financially literate within the meaning of MI 52-110. Additional information regarding the Company’s Audit Committee can be found in the Company’s AIF under the heading “Item 17 — Audit Committee Information”.
9. Other Board Committees
The Board also has a technical committee (“Technical Committee”). The main purpose of the Technical Committee is to review and report to the Board on specific aspects of the Company’s development programs and plans when requested by the President or the Board. The Technical Committee, which is comprised of Gerald Panneton (Chair), Louis Dionne, Michael Kenyon and Philip Olson, has not yet adopted a written mandate. The Company has no other committees other than described above.
10. Assessments
The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and process of the Board and its committees. The Board and its committees have considered self-assessment procedures and may formalize procedures to accommodate this in the future. The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.
MANAGEMENT CONTRACTS
Since inception in July 2006, HDI carried out investor services, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company on an as-needed and as-available basis. The Company reimburses HDI on a full cost-recovery basis. HDI has certain directors in common with the Company. Costs for services rendered by HDI to the Company totaled $2,359,367 for the year ended December 31, 2007. The services provided to the Company by HDI will be significantly reduced during the course of 2008.
PARTICULARS OF MATTERS TO BE ACTED UPON
Management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxies solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxies.

SHAREHOLDER PROPOSALS
In order to be included in proxy material for the Company’s 2009 annual meeting of shareholders, shareholder proposals must be received by the Company at its offices at 200 Bay Street, Suite 2040, Toronto, Ontario, M5J 2J1, no later than January 26, 2009.
ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2007, copies of which may be obtained on request at the Company’s office located at 200 Bay Street, Suite 2040, Toronto, Ontario, M5J 2J1. The Company may require the payment of a reasonable charge when the request is made by someone other than a shareholder.
The Board of Directors of the Company has approved the contents of the Management Proxy Circular and its sending to the shareholders.
DATED at Toronto, Ontario on April 24, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Gerald S. Panneton Gerald S. Panneton
President and Chief Executive Officer